Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended
	2013	2012	2011	2010	2009

Income from continuing operations	$55,405	$50,306	$48,620	$44,851	$43,538
Fixed charges	12,296	10,098	6,670	2,961	2,754
Capitalized interest	(932)	(130)	(45)	(117)	(40)
Income allocated to non-controlling interests	—	(37)	(191)	(191)	(296)
Earnings	$66,769	$60,237	$55,054	$47,504	$45,956

Fixed Charges
Interest expense (includes amortization of debt issue costs and capitalized interest)	11,364	9,931	6,434	2,653	2,418
Capitalized Interest	932	130	45	117	40
Income allocated to non-controlling interests	—	37	191	191	296
Total fixed charges	12,296	10,098	6,670	2,961	2,754

Preferred stock dividend (excludes preferred stock redemption charge)	3,273	3,273	5,512	13,662	15,141
Total fixed charges and preferred dividends	$15,569	$13,371	$12,182	$16,623	$17,895

Ratio of earnings to fixed charges	5.43	5.97	8.25	16.04	16.69

Ratio of earnings to fixed charges and preferred dividends	4.29	4.51	4.52	2.86	2.57